UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-41883

Roma Green Finance Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Address of principal executive offices)

Luk Huen Ling Claire, CEO

Tel: + 852 2529 6878

Email: claireluk@roma-international.com

Flat 605, 6/F., Tai Tung Building, 8 Fleming Road

Wanchai, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

ACQUISITION OF CAPITAL SUMMIT ENTERPRISES LIMITED

Roma Green Finance Limited (“ROMA” or the “Company”), a Cayman Islands company, has entered into an agreement for the sale and purchase of shares in Capital Summit Enterprises Limited (“Capital Summit”), a company incorporated under the laws of the British Virgin Islands, and Capital Summit’s then sole shareholder, CHAU Lok Yi (the “Share Purchase Agreement” or the “Agreement”), pursuant to which the Company agreed to acquire 100% of the equity interest in Capital Summit, for consideration consisting of a cash payment in the amount of United States Dollars One Million Seven Hundred Thousand (US$1,700,000) (the “Acquisition”). Capital Summit principally engaged in the provision of advisory and consultancy services.

The foregoing is only a brief description of the material terms of the Share Purchase Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder.

 On September 1, 2025, the Company completed the Acquisition and 1 ordinary share of Capital Summit, representing 100% of the equity interest in Capital Summit, was transferred from CHAU Lok Yi to the Company.

Risk Factors Related to the Acquisition

The acquisition of Capital Summit Enterprises Limited is subject to a number of significant risks, including the risk factors enumerated below. These risks should be considered in addition to the risks described in ROMA’s most recent Annual Report on Form 20-F and other documents filed with the SEC.

ROMA shareholders may not realize a benefit from the Acquisition commensurate with the investment made or the market reaction to the Acquisition.

ROMA may not be able to achieve the full strategic and financial benefits expected to result from the Acquisition. Further, such benefits, if ultimately achieved, may be delayed. If ROMA is unable to realize the full strategic and financial benefits currently anticipated from the Acquisition, ROMA shareholders may receive no commensurate benefit, or only receiving part of the commensurate benefit to the extent ROMA is able to realize only part of the strategic and financial benefits currently anticipated from the Acquisition.

The market price of ROMA’s Ordinary Shares may decline as a result of the Acquisition.

The market price of ROMA’s Ordinary Shares may decline as a result of the Acquisition for a number of reasons, including:

(i)	if investors react negatively to the prospects of Capital Summit’s business and ROMA’s financial condition post-closing;

(ii)	if the effect of the Acquisition on ROMA’s business and prospects is not consistent with the expectations of financial or industry analysts; or

(iii)	if ROMA does not achieve the perceived benefits of the Acquisition as rapidly or to the extent anticipated by financial or industry analysts.

ROMA may need to raise additional capital by issuing securities or debt or through licensing or other strategic arrangements, which may cause dilution to ROMA’s shareholders or restrict ROMA’s operations.

ROMA may be required to raise additional funds sooner than currently planned. If ROMA holds less cash at the time of the closing than expected, ROMA may need to raise additional capital sooner than anticipated. Additional financing may not be available to ROMA when it needs it or may not be available on favorable terms. To the extent that ROMA raises additional capital by issuing equity securities, such an issuance may cause significant dilution to ROMA’s shareholders’ ownership and the terms of any new equity securities may have preferences over ROMA’s Class A Ordinary Shares. Any debt financing ROMA enters into may involve covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of ROMA’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments.

Integration of Capital Summit into ROMA’s operations may be challenging and costly.

The Acquisition involves the integration of two companies that have previously operated independently. The difficulties of combining Capital Summit’s operations with ROMA’s include, among others: integrating personnel, operations, and systems; coordinating geographically separate organizations; distracting management and employees from current operations; maintaining existing business relationships; and potential unknown liabilities and unforeseen expenses, delays, or regulatory conditions associated with the Acquisition.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe”, “may”, “intends”, “expect”, “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2025	ROMA GREEN FINANCE LIMITED

	By:	/s/ Luk Huen Ling Claire
	Name:	Luk Huen Ling Claire
	Title:	Chairlady, Executive Director and Chief Executive Officer